EXHIBIT 12

H&R BLOCK, INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(AMOUNTS IN THOUSANDS)

	2002	2001	2000	1999	1998

Pretax income from continuing operations (a)	$716,840	$473,078	$412,266	$383,541	$296,433

FIXED CHARGES:
Interest expense	116,141	242,551	155,027	69,338	38,899
Interest portion of net rent expense (b)	55,896	52,108	45,274	33,218	28,248

Total fixed charges	172,037	294,659	200,301	102,556	67,147

Earnings before income taxes and fixed charges	$888,877	$767,737	$612,567	$486,097	$363,580

Ratio of earnings to fixed charges	5.2	2.6	3.1	4.7	5.4

(a)	Pretax income from continuing operations is shown with CompuServe Corporation and the Credit Card Segment as Discontinued Operations for all years presented.

(b)	One-third of net rent expense is the portion deemed representative of the interest factor.